Exhibit (d)(5)

STOCK PURCHASE, NON-TENDER AND SUPPORT AGREEMENT

This STOCK PURCHASE, NON-TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of April 6, 2014, is entered into by and among GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Purchaser”), and JMI Equity Fund VI, L.P., a Delaware limited partnership (the “Investor”), a stockholder of Vocus, Inc., a Delaware corporation (the “Company”) (each, a “Party”, and collectively, the “Parties”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified after the date hereof, the “Merger Agreement”), which provides, among other things, for Purchaser to commence a tender offer (such offer, as amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares (together with the associated Rights, the “Common Shares”) of the common stock, par value $0.01 per share, of the Company, at a price per Common Share of $18.00 (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of, and as an inducement for, the Investor to enter into this Agreement, Parent has delivered to the Company copies of an executed commitment letter (the “Equity Financing Letter”) , dated the date hereof, between Parent and GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership, pursuant to which GTCR Fund X/A AIV LP has committed, upon the terms and subject only to the conditions set forth therein, to make an investment in Parent in cash in the aggregate amount set forth therein ;

WHEREAS, Investor collectively owns all of the issued and outstanding shares of the Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Company, as set forth on Schedule I (the “Covered Shares”);

WHEREAS, Purchaser desires to purchase from Investor, and Investor desires to sell to Purchaser, upon the terms and subject to the conditions herein contained, immediately after the Acceptance Time (the “Series A Preferred Purchase”), all of the Covered Shares at a price per Covered Share of $77.30 (the “Per Series A Share Price”), all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser shall be merged with and into the Company, with the Company continuing as the Surviving Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware;

WHEREAS, the Investor has agreed to enter into this Agreement as a condition to the willingness of, and as an inducement for, Parent and Purchaser to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the Parties do hereby agree as follows:

ARTICLE 1

PURCHASE

1.1 Purchase of Covered Shares.

(a) Upon the terms and subject to the conditions contained in this Agreement, at the closing of the Series A Preferred Purchase (the “Purchase Closing”), the Investor shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from the Investor, all of the Covered Shares, free and clear of Encumbrances, other than transfer restrictions imposed by federal and state securities Laws. For the avoidance of doubt, if the Effective Time of the Merger occurs before the Purchase Closing for any reason, the Investor shall be relieved of its obligations to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall be relieved of its obligation under this Agreement to purchase, acquire and accept from the Investor, all of the Covered Shares as required by this Agreement and each Party shall be deemed to not have breached, or otherwise failed to fulfill its obligations under, this Agreement as a result thereof.

(b) In consideration for the Covered Shares to be acquired by Purchaser pursuant to Section 1.1(a), Purchaser shall pay to the Investor an aggregate amount equal to the Per Series A Share Price multiplied by the number of Covered Shares to be acquired by Purchaser pursuant to Section 1.1(a) (the “Purchase Price”).

(c) For purposes of this Agreement, “Covered Shares” shall be deemed to include the associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company, issued under the Rights Agreement, dated as of May 13, 2013, as amended, by and between the Company and American Stock & Transfer Company, LLC, as rights agent.

1.2 Purchase Closing. Subject to the satisfaction or waiver of the conditions to the Series A Preferred Purchase set forth in Section 1.3, the Purchase Closing shall take place immediately after the Acceptance Time, or at such later time and date as may be agreed upon by the Parties, such time and date to be no later than prior to the Effective Time, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by the Parties. At the Purchase Closing, (a) the Investor shall deliver or cause to be delivered to Purchaser stock certificates, if any, representing the Covered Shares, with duly executed stock powers attached in proper form to enable the delivery and transfer of such Covered Shares from the Investor to Purchaser or its designees and (b) Purchaser shall pay the Purchase Price to the Investor by wire transfer of immediately available funds to the account designated by the Investor by written notice to Purchaser at least three (3) Business Days prior to the Purchase Closing.

1.3 Conditions to Purchase.

(a) Conditions to Purchaser’s Obligations. The obligations of Purchaser to consummate the Series A Preferred Purchase shall be subject to the satisfaction or waiver by Purchaser of the following conditions:

(i)	Purchaser shall have accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer;

(ii)	The representations and warranties of the Investor contained in Section 3.2(a), 3.2(c) and 3.2(d) of this Agreement shall be true and correct as of the Purchase Closing as though made on and as of the Purchase Closing (except to the extent they refer to another date, in which case such representations and warranties shall be true and correct as though made on and as of such other date); and

(iii)	No Governmental Authority of competent jurisdiction shall have enacted, issued or promulgated any Law or issued or granted any Order (whether temporary, preliminary or permanent) enjoining or otherwise prohibiting or making illegal the consummation of the Series A Preferred Purchase.

(b) Conditions to the Investor’s Obligations. The obligations of the Investor to consummate the Series A Preferred Purchase shall be subject to the satisfaction or waiver by the Investor of the following conditions:

(i)	Purchaser shall have accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

(ii)	No Governmental Authority of competent jurisdiction shall have enacted, issued or promulgated any Law or issued or granted any Order (whether temporary, preliminary or permanent) enjoining or otherwise prohibiting or making illegal the consummation of the Series A Preferred Purchase.

ARTICLE 2

COVENANTS REGARDING COVERED SHARES

2.1 Agreement Not to Tender. The Investor agrees that it shall not, without the prior written consent of Purchaser, directly or indirectly, tender any Covered Shares into the Offer in any manner or enter into any agreement, arrangement or understanding that results in such Covered Shares being tendered into the Offer. The Investor further agrees that it shall not, without the prior written consent of Purchaser, convert any Covered Shares into Common Shares.

2.2 Voting Agreement. At any meeting of the stockholders of the Company, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought as to a matter described in any of clauses (a) – (c) below, the Investor shall, and shall cause the holder of record of any Covered Shares to (i) appear at each such meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all Covered Shares:

(a) against any Acquisition Proposal or any proposal relating to an Acquisition Proposal;

(b) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; and

(c) against any proposal, action or agreement that would reasonably be expected to (i) prevent or nullify any provision of this Agreement, (ii) result in any of the conditions set forth in Annex I to the Merger Agreement or Article IX of the Merger Agreement not being fulfilled or (iii) impede, interfere with or prevent the consummation of the Offer or the Merger.

Additionally, the Investor shall not propose, commit or agree to take any action inconsistent with any of the foregoing clauses (a) – (c).

2.3 Treatment of the Covered Shares. The Investor hereby covenants and agrees that, except as contemplated by this Agreement or the Merger Agreement, the Investor shall not (a) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein without the prior written consent of Purchaser (other than Transfers by operation of law, in which case this Agreement shall bind the transferee), (b) enter into any Contract, option or other agreement or understanding with respect to any Transfer of any or all Covered Shares or any interest therein, (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares other than as required to effect the Investor’s voting or consent obligations in Section 2.2 or (d) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares other than as required to effect the Investor’s voting or consent obligations in Section 2.2. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 2.3 shall be null and void. For the purposes of this Agreement, “Transfer” means, with respect to a Covered Share, the transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such Covered Share or the beneficial ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

2.4 Non-Solicitation. The Investor shall, and shall cause its directors, officers, and employees, and shall use its reasonable best efforts to cause its other Representatives acting on the Investor’s behalf, to cease immediately any discussions or negotiations with any Third Person that may be ongoing with respect to an Acquisition Proposal. Until termination of this Agreement pursuant to, and in accordance with Section 4.1, the Investor shall not, and the Investor shall cause its directors, officers, and employees not to, and shall use its reasonable best efforts to cause its other Representatives acting on the Investor’s or its controlled Subsidiaries’ behalf not to: (a) solicit, request or knowingly encourage (including by way of furnishing or disclosing information), or knowingly facilitate, or initiate any other action to facilitate or initiate, the making of any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, (b) except to the extent the Company is permitted to do so under the Merger

Agreement, continue or otherwise participate in discussions or negotiations with, or furnish or make available any material non-public information to, any Third Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal or (c) publicly propose to do any of the foregoing. Nothing in this Section 2.4 shall prohibit the Investor and its Representatives from informing any Person of the existence of the provisions contained in this Section 2.4.

2.5 Additional Agreements.

(a) Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Covered Shares or the acquisition by Stockholder or any of its controlled Affiliates of additional owned shares of Series A Preferred Stock, (i) the type and number of Covered Shares shall be adjusted appropriately, and (ii) this Agreement and the obligations hereunder shall automatically attach to any additional shares of Series A Preferred Stock issued to or acquired by Stockholder or any of its controlled Affiliates.

(b) Stop Transfer; Legends. In furtherance of this Agreement, the Investor hereby authorizes and instructs the Company (including through the Company’s transfer agent) to enter a stop transfer order with respect to all of the Covered Shares and to legend the certificates evidencing the Covered Shares, in each case for the term of this Agreement. The Investor hereby authorizes and instructs the Company, as promptly as practicable after the date of this Agreement, to (i) make a notation on its records and give instructions to the transfer agent for the Covered Shares not to permit, during the term of this Agreement, the Transfer of the Covered Shares and (ii) place (or cause the transfer agent for the Covered Shares to place) the legend described below on any certificates evidencing the Covered Shares during the term of this Agreement.

(c) Each certificate evidencing the Covered Shares shall bear the following legend on the face thereof during the term of this Agreement:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING, TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN STOCK PURCHASE, NON-TENDER AND SUPPORT AGREEMENT, DATED AS OF APRIL 6, 2014, AMONG THE HOLDER OF THIS CERTIFICATE, GTCR VALOR COMPANIES, INC. AND GTCR VALOR MERGER SUB, INC., A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE HOLDER. BY ACCEPTING ANY INTEREST IN SUCH SHARES, THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH STOCK PURCHASE, NON-TENDER AND SUPPORT AGREEMENT, INCLUDING THE VOTING OBLIGATIONS AND RESTRICTIONS ON TRANSFER SET FORTH THEREIN.”

2.6 Waiver of Participation in Stockholder Actions. The Investor hereby (a) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that the Investor may have and (b) agrees not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, the Company, the Company’s directors or any of their respective successors, in each case, relating to the negotiation, execution or delivery of this Agreement or the Merger

Agreement or the consummation of the Offer or the Merger, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby, (iii) making any claim with respect to SEC disclosure (or other disclosure to the Company’s stockholders) in connection with the Merger Agreement or the transactions contemplated thereby, or (iv) making any claim against Parent, Purchaser or their respective Representatives in connection with the Merger Agreement or the transactions contemplated thereby.

2.7 Communications. Unless required by applicable Law, the Investor shall not, and shall cause its Representatives not to, make any press release, public announcement or other public communication before the Purchase Closing with respect to the business or affairs of the Company, Parent or Purchaser, including this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Purchaser. The Investor hereby (a) consents to and authorizes the publication and disclosure by Purchaser of the Investor’s identity and holding of Covered Shares, and the nature of the Investor’s commitments, arrangements and understandings under this Agreement in any public disclosure document required by applicable Law in connection with the Offer or the Merger or any other transactions contemplated by the Merger Agreement and (b) agrees as promptly as practicable to notify Purchaser of any required corrections with respect to any written information supplied by the Investor specifically for use in any such disclosure document.

2.8 Waiver of Notice. The Investor waives its right to receive notice pursuant to Section 6(h) of the Series A Certificate of Designation with respect to the Merger Agreement and the Transactions, including the Offer and the Merger.

2.9 FIRPTA. Prior to the Purchase Closing, the Investor shall deliver to Purchaser a certificate pursuant to Treasury Regulation §1.1445-2(b)(2) certifying that Investor is a U.S. person and a duly completed and executed Internal Revenue Service (“IRS”) Form W-9 certifying that the Investor is exempt from, or is not subject to, backup withholding. If the Investor does not furnish to Purchaser the required certificate pursuant to Treasury Regulation §1.1445-2(b)(2) and IRS Form W-9, as set forth in this Section 2.9, Purchaser shall be entitled to deduct and withhold from the Purchase Price the amount Purchaser is required to deduct and withhold under applicable tax law. Any amounts deducted or withheld from the Purchase Price pursuant to this Section 2.9 shall be remitted to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Investor.

2.10 Parent Guaranty. To induce the Investor to enter into this Agreement, Parent hereby unconditionally and irrevocably guarantees to the Investor, the due and punctual observance, performance and discharge of all obligations of Purchaser under this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Purchaser. Purchaser and Parent hereby represent and warrant to the Investor as follows:

(a) Organization. Each of Purchaser and Parent is a corporation duly incorporated and validly existing in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease or otherwise hold and operate its assets and properties and to carry on its business as it is now being conducted.

(b) Authority. Each of Purchaser and Parent has all necessary power and authority and legal capacity to execute, deliver and perform all of its respective obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of Purchaser, Parent or their respective boards of directors or stockholders are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(c) Validity of Agreement. This Agreement has been duly and validly executed and delivered by each of Purchaser and Parent and, assuming due and valid authorization, execution and delivery of this Agreement by the Investor, is a valid and binding obligation of each of Purchaser and Parent enforceable against Purchaser and Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar Laws affecting creditors’ rights generally, and by general principles of equity (regardless of whether enforcement is sought in equity or at law) (collectively, the “Bankruptcy and Equity Exceptions”).

(d) No Conflict or Default. Except for any competition, antitrust and investment Laws or regulations of foreign jurisdictions and the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority or any other Person is necessary for the execution and delivery of this Agreement by Purchaser and Parent, the consummation by Purchaser and Parent of the transactions contemplated hereby and the compliance by Purchaser and Parent with the provisions hereof. None of the execution and delivery of this Agreement by Purchaser and Parent, the consummation by Purchaser and Parent of the transactions contemplated hereby or compliance by Purchaser and Parent with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Purchaser or Parent is a party or by which Purchaser or Parent or any of Purchaser’s or Parent’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Authority that is applicable to Purchaser or Parent or any of Purchaser’s or Parent’s properties or assets, (iii) constitute a violation by Purchaser or Parent of any applicable law or regulation of any jurisdiction, (iv) contravene or conflict with Purchaser’s or Parent’s certificate of incorporation and bylaws, in each case, except for any conflict, breach, default or violation described above which would not adversely affect in any material respect the ability of Purchaser or Parent to perform its respective obligations hereunder or consummate the transactions contemplated hereby.

(e) No Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Purchaser and Parent, threatened in writing against Purchaser or Parent at law or in equity before or by any Governmental Authority that would reasonably be expected to impair or delay the ability of Purchaser or Parent to perform timely its respective obligations under this Agreement or consummate timely the transactions contemplated by this Agreement.

(f) No Fees. Purchaser and Parent have not employed any investment banker, broker, financial advisor, finder or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from the Investor in connection with this Agreement or the transactions contemplated by this Agreement.

(g) Reliance. Purchaser and Parent understand and acknowledge that the Investor is entering into this Agreement in reliance upon GTCR Fund X/A AIV LP’s execution, delivery and performance of the Equity Commitment Letter, an accurate and complete copy of which has been delivered to the Investor; provided, that any rights or remedies of Investor with respect to the Equity Commitment Letter shall be solely as set forth in, and subject to the limitations contained in, the Equity Commitment Letter.

3.2 Representations and Warranties of the Investor. The Investor represents and warrants to Purchaser as follows:

(a) Title. The Investor is the sole record and beneficial owner of the Covered Shares set forth on Schedule I. The Covered Shares constitute all of the Equity Interests in the Company owned of record or beneficially by the Investor or its directors, officers or employees on the date hereof and neither the Investor nor any of its directors, officers or employees is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any Shares or any other Equity Interests of the Company or any Equity Interests convertible into or exchangeable or exercisable for Shares or such other Equity Interests, in each case other than the Covered Shares. The Investor has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in Sections 2.4, 2.5, 2.6 and 2.7 hereof and all other matters set forth in this Agreement, in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. Except as permitted by this Agreement, the Covered Shares and the certificates representing such shares, if any, are now, and at all times during the term hereof will be, held by the Investor, or by a nominee or custodian for the benefit of the Investor, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of the Covered Shares (other than as created by this Agreement or under applicable securities Laws) (collectively, “Liens”).

(b) Organization. The Investor is a limited partnership duly organized and validly existing in good standing under the laws of the State of Delaware and has the requisite limited partnership power and authority to own, lease or otherwise hold and operate its assets and properties and to carry on its business as it is now being conducted.

(c) Authority. The Investor has all necessary limited partnership power and authority and legal capacity to execute, deliver and perform all of the Investor’s obligations under this Agreement, and consummate the transactions contemplated hereby, and no other proceedings or actions on the part of the Investor or its partners are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(d) Validity of Agreement. This Agreement has been duly and validly executed and delivered by the Investor and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Purchaser, is a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(e) No Conflict or Default. Except for any competition, antitrust and investment Laws or regulations of foreign jurisdictions and the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any Governmental Authority or any other Person is necessary for the execution and delivery of this Agreement by the Investor, the consummation by the Investor of the transactions contemplated hereby and the compliance by the Investor with the provisions hereof. None of the execution and delivery of this Agreement by the Investor, the consummation by the Investor of the transactions contemplated hereby or compliance by the Investor with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which the Investor is a party or by which the Investor or any of the Investor’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Authority that is applicable to the Investor or any of the Investor’s properties or assets, (iii) constitute a violation by the Investor of any applicable law or regulation of any jurisdiction, or (iv) contravene or conflict with the Investor’s limited partnership agreement, in each case, except for any conflict, breach, default or violation described above which would not adversely affect in any material respect the ability of the Investor to perform its obligations hereunder or consummate the transactions contemplated hereby.

(f) No Litigation. As of the date hereof, there is no Action pending or, to the knowledge of the Investor, threatened in writing against the Investor at law or in equity before or by any Governmental Authority that would reasonably be expected to impair or delay the ability of the Investor to perform timely its obligations under this Agreement or consummate timely the transactions contemplated by this Agreement.

(g) No Fees. The Investor has not employed any investment banker, broker, financial advisor, finder or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from the Investor in connection with this Agreement or the transactions contemplated by this Agreement.

(h) Receipt; Reliance. The Investor has received and reviewed a copy of the Merger Agreement. The Investor understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon the Investor’s execution, delivery and performance of this Agreement.

ARTICLE 4

MISCELLANEOUS

4.1 Termination. This Agreement shall terminate upon the earliest of (a) the mutual written agreement of Purchaser and the Investor, (b) the later of (i) the Effective Time and (ii) the payment to the Investor of the Purchase Price pursuant to this Agreement or the aggregate Series A Merger Consideration pursuant to the Merger Agreement, and (c) the termination of the Merger Agreement in accordance with its terms; provided that (i) this Section 4.1, and Sections 4.3 through 4.20 shall survive any termination of this Agreement, and (ii) nothing contained in this Section 4.1 shall relieve the Investor from liability for any willful and material breach of this Agreement prior to such termination.

4.2 No Limitation. Nothing in this Agreement shall be construed to prohibit the Investor or any of the Investor’s Representatives who is an officer or member of the Board of Directors of the Company from taking any action solely in his or her capacity as an officer or member of the Board of Directors of the Company or from taking any action with respect to any Acquisition Proposal solely in their capacity as such an officer or director.

4.3 Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything to the contrary herein, the Parties agree that the Company may rely upon this Agreement as a third party beneficiary solely with respect to the right to seek specific performance (a) to prevent breaches of Section 4.5 of this Agreement and (b) of the Parties’ obligation to cause the Purchase Closing to occur pursuant to, and in accordance with the terms and conditions of, this Agreement on the terms and conditions of, and to the extent permitted by, Section 11.16 of the Merger Agreement.

4.4 Reasonable Efforts. Subject to the terms and conditions of this Agreement, each Party agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the arrangements contemplated hereby. Upon a Party’s reasonable request and without further consideration, the other Parties shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the arrangements contemplated hereby. Notwithstanding anything to the contrary contained herein, the Parties agree that nothing in this Agreement shall (a) require Parent or Purchaser to waive any condition precedent to their respective obligations to close the Offer or (b) otherwise require Parent or Purchaser to take any action or refrain from taking any action with respect to their respective rights or obligations pursuant to the Merger Agreement, including if such waiver, action or inaction would benefit the Investor hereunder.

4.5 No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempted or purported assignment in violation of this Section 4.5 will be null and void; provided, however, that each of

Parent or Purchaser may assign this Agreement and any of their respective rights and obligations hereunder to any direct or indirect Subsidiary of Parent without the consent of the Investor, but no such assignment shall relieve Parent or Purchaser, as the case may be, of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective permitted successors and assigns.

4.6 Binding Successors. Without limiting any other rights Purchaser may have hereunder in respect of any Transfer of the Covered Shares, the Investor agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by the Investor and its controlled Affiliates and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Investor’s heirs, guardians, administrators, representatives or successors.

4.7 Modification or Amendments. Subject to the provisions of applicable law, this Agreement may be amended, modified and supplemented in any and all respects only by written agreement of the Parties hereto.

4.8 Notice. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt; provided that any notice received on any Business Day after 5:00 p.m., local time, or on any non-Business Day, shall be deemed to have been received at 9:00 a.m., local time, on the next Business Day) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

If to Parent or Purchaser, addressed to it at:

GTCR Valor Merger Sub, Inc.

c/o GTCR LLC

300 North LaSalle Street

Chicago, IL 60654

Attention:    Christian McGrath

Facsimile:    (312) 382-2201

with a copy to (for information purposes only):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Attention:    Edward Sonnenschein

                     Bradley C. Faris

Facsimile:    (212) 751-4864

If to the Investor, addressed to it at:

c/o JMI Management, Inc.

100 International Drive

Suite 19100

Baltimore, MD 21202

Attention:

Facsimile: (410) 951-0201

with a copy to (for information purposes only):

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attention:    Mark H. Burnett

Facsimile:    (617) 523-1231

Or to such other address or facsimile number for a Party as shall be specified in a notice in accordance with this Section 4.8.

4.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

4.10 Specific Performance and Other Remedies. The Parties hereto agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties hereto further agree that (a) by seeking any remedy provided for in this Section 4.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement and (b) nothing contained in this Section 4.10 shall require any Party hereto to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 4.10 before exercising any other right under this Agreement.

4.11 No Waiver. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other Party hereto with such Party’s obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of such Party’s right to exercise any such or other right, power or remedy or to demand such compliance.

4.12 Governing Law. This Agreement and any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof (whether based on contract, tort or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

4.13 Submission to Jurisdiction. Each Party hereto hereby submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if such Court does not have jurisdiction of the dispute, other state or federal courts in Delaware, including any appellate courts thereof (the “Delaware Courts”), for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof (whether based on contract, tort or otherwise). Each Party hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in the Delaware Courts. With respect to any such proceeding, each of the Parties irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Delaware Courts. Each Party hereto irrevocably consents to service of process in the manner provided for notices in Section 4.8.

4.14 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR ANY TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTY HERETO NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 4.14. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

4.15 Interpretation. The descriptive headings used in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement shall be interpreted for or against any Party hereto because that Party or its legal representatives drafted the provision. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular section in which such words appear.

4.16 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

4.17 Expenses. Except as otherwise expressly provided in this Agreement, all direct and indirect costs and expenses incurred in connection with this Agreement shall be borne by the Party incurring such expenses.

4.18 Survival; No Other Representations or Warranties. Except for the representations and warranties of the Investor set forth in Sections 3.2(a), 3.2(c) and 3.2(d), which shall survive the Purchase Closing indefinitely, none of the representations, warranties, covenants or agreements in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall survive the Purchase Closing or the termination of this Agreement in accordance with its terms, subject to Section 4.1. Each of Parent and Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Purchaser has been provided access to the properties, premises and records of the Company and its Subsidiaries for this purpose. In entering into this Agreement, (a) each of Parent and Purchaser acknowledges that, except for the representations and warranties of the Investor expressly set forth in Section 3.2, neither the Investor nor any of its Representatives makes any representation or warranty, either express or implied, as to the Investor, the Company or its Subsidiaries or as to the accuracy or completeness of any of the information provided or made available to Parent or Purchaser or any of their Representatives and (b) the Investor acknowledges that, except for the representations and warranties of the Parent and Purchaser expressly set forth in Section 3.1, neither Parent, Purchaser nor any of their respective Representatives makes any representation or warranty, either express or implied, as to Parent or Purchaser or as to the accuracy or completeness of any of the information provided or made available to the Investor or any of its Representatives.

4.19 No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Investor, and Purchaser shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Investor in the voting of any of the Covered Shares, except as otherwise provided in this Agreement.

4.20 Integration; Parties in Interest. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the Parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Parties hereto, any right, benefit or remedy of any nature.

4.21 No Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as Parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates or assignees of Parent, Purchaser, the Investor or of any former, current or future direct or indirect equityholder, controlling person, stockholder, director, officer, employee, member, manager, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Parent, Purchaser or the Investor under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of or by reason of the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise and whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a Party hereto or another Person or otherwise. Except with respect to a breach of the express terms of this Agreement by the Investor, in the event of any termination of the Merger Agreement, in no event shall the Investor be liable to Parent or Purchaser (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) under this Agreement, the Merger Agreement or otherwise in connection with the Transactions.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

GTCR VALOR COMPANIES, INC.

By:	/s/ Mark M. Anderson
Name:	Mark M. Anderson
Title:	Vice President and Treasurer

GTCR VALOR MERGER SUB, INC.

By:	/s/ Mark M. Anderson
Name:	Mark M. Anderson
Title:	Vice President and Treasurer

[Signature Page to Stock Purchase, Non-Tender and Support Agreement]

JMI EQUITY FUND VI, L.P.

By:	JMI Associates VI, L.L.C.
Its General Partner

By:	/s/ Paul Barber
Name:	Paul Barber
Title:	Managing Member

[Signature Page to Stock Purchase, Non-Tender and Support Agreement]